

May 30, 2018

Robert Hoglund
Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, New York 10003

  Re: **Consolidated Edison, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2017
     Filed February 15, 2018
     File No. 1-14514

Dear Mr. Hoglund:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments

Non-GAAP Financial Measures, page 10

1. Please tell us what consideration you gave to disclosing income taxes as a separate adjustment rather than reflecting non-GAAP adjustments net of tax. Please refer to Question 102.11 of our Compliance and Disclosure Interpretations; Non-GAAP Financial Measures. Please note that this comment also applies to earnings releases filed under Item 2.02 of Form 8-K.

Item 8: Financial Statements and Supplementary Data

Notes to the Financial Statements

Note C – Capitalization

Significant Debt Covenants, page 124

2. We note your ratio of consolidated debt to consolidated capital cannot exceed .675 to 1. As a result, it appears this covenant has the effect of restricting a portion of your retained earnings available for dividends. Please tell us what consideration you gave to disclosing the most significant restrictions on the payment of dividends and the amount of retained earnings or net income restricted or free of restriction. Please refer to Rule 4-08(e)(1) of Regulation S-X.

Note N – Financial Information by Business Segment, page 145

3. Please show us how to reconcile capital expenditures for each year to the amounts reported in the consolidated statement of cash flows.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 if you have questions regarding our comments or related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Robert Muccilo, Vice President and Controller